SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A/A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: TIFF Investment Program
Address of Principal Business Office:

170 N. Radnor Chester Road
Suite 300
Radnor, PA 19087

Telephone Number (including area code): (800) 984-0084
Name and Address of Agent for Service of Process:

Richard J. Flannery
TIFF Advisory Services, Inc.
170 N. Radnor Chester Road
Suite 300
Radnor, PA 19087

With Copies to:
Kristin Ives
Stradley Ronon Stevens & Young, LLP
2005 Market Street
Suite 2600
Philadelphia, PA 19103

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A: Yes [X]* No [   ]

*In connection with a reorganization changing domicile from Maryland to Delaware, the registrant, TIFF Investment Program, a Delaware statutory trust, filed with the U.S. Securities and Exchange Commission an amendment to the registration statement of TIFF Investment Program, Inc., a Maryland corporation, under and pursuant to the provisions of Section 8(b) of the Investment Company Act of 1940, as amended, on December 16, 2014, amending and adopting such registration statement as the registrant's own pursuant to Rule 414 under the Securities Act of 1933, as amended. The amendment was effective upon filing.

SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Radnor and the State of Pennsylvania on the 16th day of December, 2014.

TIFF Investment Program
By:	/s/ Richard J. Flannery
Richard J. Flannery
President and Chief Executive Officer

Attest:	/s/ Richelle S. Maestro
Richelle S. Maestro
Secretary